SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

Fulgent Genetics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

359664109

(CUSIP Number)

Ming Hsieh

c/o Fulgent Genetics, Inc.

4978 Santa Anita Avenue

Temple City, CA 91780

Telephone: 626-350-0537

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 359664109	Page 2 of 6 Pages

1.	Names of Reporting Persons. Ming Hsieh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO1
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 7,760,733[2]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,760,733[2]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,760,733[2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.9%[3]
14.	Type of Reporting Person (See Instructions) IN

[1]	The shares of Common Stock of the Issuer (each as defined below) beneficially owned by Ming Hsieh were acquired (a) with the personal funds of Mr. Hsieh and (b) upon completion of a reorganization transaction pursuant to which Fulgent Therapeutics LLC (“Fulgent Therapeutics”) became a wholly owned subsidiary of the Issuer (the “Reorganization”), which was completed on September 30, 2016, in connection with the Issuer’s initial public offering (the “IPO”) and which is described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-213469), related to the IPO (the “Registration Statement”). See Item 3 of this Schedule 13D for additional information.

[2]	Consists of (a) 6,444,944 shares of Common Stock held of record by Mr. Hsieh, and (b) 1,315,789 shares of Common Stock held of record by Ming Hsieh, as the Trustee of the Ming Hsieh Annuity Trust, established May 4, 2016 (the “Hsieh Trust”), over which Mr. Hsieh possesses sole voting and dispositive power as the sole trustee.

[3]	Calculated based on 17,676,256 shares of Common Stock outstanding as of October 7, 2016, as reported in the Issuer’s Registration Statement and following the exercise of the underwriters’ option to purchase additional shares of Common Stock in the Issuer’s IPO.

CUSIP No. 359664109	Page 3 of 6 Pages

1.	Names of Reporting Persons. Ming Hsieh, as Trustee of the Ming Hsieh Annuity Trust, established May 4, 2016
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO1
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 1,315,789[2]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,315,789[2]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,789[2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%[3]
14.	Type of Reporting Person (See Instructions) OO

[1]	The shares of Common Stock of the Issuer beneficially owned by the Hsieh Trust were acquired upon completion of the Reorganization. See Item 3 of this Schedule 13D for additional information.

[2]	Consists of 1,315,789 shares of Common Stock held of record by the Hsieh Trust.

[3]	Calculated based on 17,676,256 shares of Common Stock outstanding as of October 7, 2016, as reported in the Issuer’s Registration Statement and following the exercise of the underwriters’ option to purchase additional shares of Common Stock in the Issuer’s IPO.

Page 4 of 6 Pages

ITEM 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Fulgent Genetics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4978 Santa Anita Avenue, Temple City, California 91780.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by Ming Hsieh, as an individual, and Ming Hsieh, as the Trustee of the Hsieh Trust (each, a “Reporting Person”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b) The business address of each of the Reporting Persons is c/o Fulgent Genetics, Inc., 4978 Santa Anita Avenue, Temple City, California 91780.

(c) Mr. Hsieh serves as President, Chief Executive Officer and Chairman of the Board of Directors (the “Board”) of the Issuer.

(d)–(e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hsieh is a citizen of the United States of America. The Hsieh Trust was established under the laws of the State of California.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock of the Issuer beneficially owned by the Reporting Persons were acquired (a) with the personal funds of Mr. Hsieh and (b) upon completion of the Reorganization. In the Reorganization, all of Fulgent Therapeutics’ Class D-1 preferred units were cancelled in exchange for shares of the Issuer’s Common Stock at a ratio of 7.6-for-1. Mr. Hsieh acquired 5,444,944 shares of Common Stock of the Issuer in the Reorganization in exchange for the cancellation of 41,381,579 Class D-1 preferred units of Fulgent Therapeutics, and the Hsieh Trust acquired 1,315,789 shares of Common Stock of the Issuer in the Reorganization in exchange for the cancellation of 10,000,000 Class D-1 preferred units of Fulgent Therapeutics. In addition, Mr. Hsieh acquired 1,000,000 shares of Common Stock of the Issuer on October 4, 2016, in the Issuer’s IPO, for a per share purchase price equal to the public offering price of $9.00, or an aggregate purchase price of $9,000,000.00.

ITEM 4.	Purpose of Transaction.

The Reporting Persons hold the shares of Common Stock reported in this Schedule 13D for general investment purposes. The Reporting Persons may, from time to time, acquire additional, or dispose of, shares of Common Stock or other securities of the Issuer, in Mr. Hsieh’s capacity as President, Chief Executive Officer and Chairman of the Board of the Issuer or otherwise, or engage in discussions with the Issuer concerning investments in the Issuer. The Reporting Persons intend to review their ownership of Common Stock on a continuing basis and, depending upon the price and availability of shares of Common Stock of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, the Reporting Persons may decide at any time to increase or to decrease the size of their holdings of the Issuer’s securities.

ITEM 5.	Interest in Securities of the Issuer.

(a) Mr. Hsieh beneficially owns 7,760,733 shares of Common Stock of the Issuer, representing 43.9% of all of the outstanding shares of Common Stock of the Issuer. The Hsieh Trust beneficially owns 1,315,789 shares of Common Stock of the Issuer, representing 7.4% of all of the outstanding shares of Common Stock of the Issuer.

The percentages set forth in this Item 5(a) are based on 17,676,256 shares of Common Stock outstanding as of October 7, 2016, as reported in the Issuer’s Registration Statement and following the exercise of the underwriters’ option to purchase additional shares of Common Stock in the Issuer’s IPO.

(b) In his capacity as the sole trustee of the Hsieh Trust, Mr. Hsieh has sole power to vote or direct the vote and dispose or direct the disposition of all shares of Common Stock held of record by the Hsieh Trust. Mr. Hsieh also has sole power to vote or direct

Page 5 of 6 Pages

the vote and dispose or direct the disposition of all shares of Common Stock that he holds of record in his individual capacity. As a result, Mr. Hsieh has the sole power to vote or direct the vote and dispose or direct the disposition of 7,760,733 shares of Common Stock of the Issuer as of and within sixty (60) days after September 30, 2016. Mr. Hsieh has shared power to vote or direct the vote or dispose or direct the disposition of zero shares of Common Stock.

(c) Except as otherwise set forth in this Schedule 13D, no transactions in the shares of Common Stock of the Issuer have been effected by the Reporting Persons in the last sixty (60) days.

(d) Mr. Hsieh, as the beneficiary of the Hsieh Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,315,789 shares of Common Stock of the Issuer held of record by the Hsieh Trust. Certain other beneficiaries of the Hsieh Trust are entitled to certain distributions of the Hsieh Trust’s property, which may include all or a portion of the 1,315,789 shares of Common Stock of the Issuer held of record by the Hsieh Trust or dividends therefrom or the proceeds of the sale thereof.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Issuer’s IPO, the Reporting Persons entered into lock-up agreements that, subject to limited exceptions, prohibit them from offering for sale, selling, contracting to sell, pledging or otherwise disposing of any shares of Common Stock, options or other rights to acquire shares of Common Stock or any security or instrument related to the Common Stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of the Common Stock, for a period of 180 days following September 28, 2016, without the prior written consent of Credit Suisse Securities (USA) LLC and Piper Jaffray & Co. The terms and provisions of such lock-up agreements are described more fully in the Registration Statement and the above summary is qualified by reference to such description and the full text of such agreement, which is filed as an exhibit to this Schedule 13D.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (filed herewith)

Exhibit 2	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to the Form of Underwriting Agreement among the Issuer, Fulgent Therapeutics and the representatives of the several underwriters named therein, filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 2, 2016)

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2016

By:	/s/ Ming Hsieh
Name:	Ming Hsieh

MING HSIEH ANNUITY TRUST, ESTABLISHED MAY 4, 2016

By:	/s/ Ming Hsieh
Name:	Ming Hsieh, Trustee